Nasdaq Regulation

Arnold Golub
Vice President
Deputy General Counsel

January 26, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on January 26, 2023, The Nasdaq Stock Market LLC (the "Exchange") received from Freightos Limited (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:


Ordinary shares, par value $0.00001 per share


We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,